ARGONAUT GROUP, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended June 30,		Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(in millions, except ratios)
Earnings:
Income from continuing operations before provision for income taxes	$10.3	$9.3	$(21.1)	$3.3	$(129.2)	$(25.5)	$93.5
Add:
Fixed charges	$3.5	$1.1	$2.5	$2.6	$2.3	$1.5	$1.5

Total earnings	$13.8	$10.4	$(18.6)	$5.9	$(126.9)	$(24.0)	$95.0

Fixed charges
Interest expense, net	$1.9	$0.2	$0.4	$0.2	$—	$—	$—
Preferred stock dividends	$0.6	$—	$—	$—	$—	$—	$—
Rental interest factor	$1.0	$0.9	$2.1	$2.4	$2.3	$1.5	$1.5

Total fixed charges	$3.5	$1.1	$2.5	$2.6	$2.3	$1.5	$1.5

Ratio of earnings to fixed charges	3.9:1	9.5:1	(A)	2.3:1	(B)	( C )	63.3:1

(A)	Earnings were inadequate to cover fixed costs by $18.6 million
(B)	Earnings were inadequate to cover fixed costs by $126.9 million
(C)	Earnings were inadequate to cover fixed costs by $24.0 million